Nicor Gas Company
Form 10-K
Exhibit 12.01

Nicor Gas Company
Computation of Consolidated Ratio of Earnings to Fixed Charges
(thousands)

	Year Ended December 31
	2005	2004	2003	2002	2001

Earnings available to cover fixed charges:

Net income	$53,476	$62,106	$83,000	$109,139	$98,806

Add: Income tax expense	26,128	33,108	48,035	64,325	57,000

Fixed charges	43,203	37,555	37,047	36,711	45,431

Allowance for funds
used during construction and other	(1,038)	(363)	(220)	(395)	(241)

	$121,769	$132,406	$167,862	$209,780	$200,996

Fixed charges:

Interest on debt	$36,487	$35,606	$33,934	$33,037	$43,542

Other interest charges and
amortization of debt discount,
premium, and expense, net	6,716	1,949	3,113	3,674	1,889

	$43,203	$37,555	$37,047	$36,711	$45,431

Ratio of earnings to fixed charges	2.82	3.53	4.53	5.71	4.42